Financial Institutions Series Trust
Series 1
File Number: 811-3189
CIK Number: 353281
Summit Cash Reserves Fund
For the Period Ending: 5/31/2003

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch Government Securities Incorporated, for the year ended May 31, 2003.

Purchases (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

07/10/2002	$1,700	Federal Home Loan Bank	3.39%	08/09/2002
07/10/2002	1,800	Federal Home Loan Mortgage	1.75	08/28/2002
07/23/2002	500	US Treasury Note	2.875	06/30/2004
08/22/2002	500	US Treasury Note	2.25	07/31/2004
08/26/2002	750	Federal Farm Credit	5.00	03/01/2004
01/03/2003	1,000	Federal National Mortgage Association	2.20	01/14/2005
03/07/2003	650	Federal National Mortgage Association	1.18	02/06/2004
03/11/2003	900	US Treasury Note	1.50	02/28/2005